Exhibit 99.1
KB Financial Group Inc.
Non-Consolidated Financial Statements
December 31, 2009 and 2008

KB Financial Group Inc.
Index
December 31, 2009 and 2008

Page(s)

Report of Independent Auditors	1 ~ 2

Non-consolidated Financial Statements

Statements of Financial Position	3

Statements of Income	4

Statement of Appropriations of Retained Earnings	5

Statement of Changes in Shareholders’ Equity	6

Statement of Cash Flows	7 ~ 8

Notes to Non-consolidated Financial Statements	9 ~ 46

Report of Independent Accountants’ Review of Internal Accounting Control System	47

Report on Operations of Internal Accounting Control System	48

Report of Independent Auditors
To the Shareholders and Board of Directors of
KB Financial Group Inc.
We have audited the accompanying non-consolidated statements of financial position of KB Financial Group Inc. (the “Company”) as of December 31, 2009 and 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the year ended December 31, 2009 and for the period from September 29, 2008 to December 31, 2008, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries as of December 31, 2008 and for the period from September 29, 2008 to December 31, 2008, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. These statements were audited by other auditors whose reports have been furnished us and our opinion, insofar as it relates to the amounts included for the subsidiaries, is based solely on the reports of other auditors.
We conducted our audits in conformity with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and report of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the reports of other auditors, the non-consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of KB Financial Group Inc. as of December 31, 2009 and 2008, and the results of its operations, the changes in its retained earnings, the changes in its shareholders’ equity and its cash flows for the year ended December 31, 2009 and for the period from September 29, 2008 to December 31, 2008, in conformity with accounting principles generally accepted in the Republic of Korea.
Samil PricewaterhousCoopers
LS Yongsan Tower, 191, Hangangno 2-ga, Yongsan-gu, Seoul 140-702, Korea (Yongsan P.O Box 266, 140-600) www.samil.com
Samil PricewaterhouseCoopers is the Korean network firm of PricewaterhouseCoopers International Limited (PwCIL). “PricewaterhouseCoopers” and “PwC” refer to the network of member firms of PwCIL. Each member firm is a separate legal entity and does not act as an agent of PwCIL or any other member firm.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
Seoul, Korea
March 10, 2010
This report is effective as of March 10, 2010, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.
Non-Consolidated Statements of Financial Position
December 31, 2009 and 2008

(in millions of Korean won)	2009		2008

Assets
Cash and due from bank (Notes 3, 19 and 21)	~~W~~	845,366	~~W~~	1,849
Equity method investments (Notes 4 and 21)		17,612,122		16,345,052
Loans receivable, net (Notes 5, 19 and 21)		169,150		199,000
Property and equipment, net (Note 6)		1,718		3,214
Other assets, net (Notes 7 and 19)		35,108		18,904

Total assets	~~W~~	18,663,464	~~W~~	16,568,019

Liabilities and shareholders’ equity
Liabilities
Borrowings (Notes 8, 21 and 24)	~~W~~	—	~~W~~	232,000
Debentures, net of discount (Notes 8, 21 and 24)		798,421		498,572
Other liabilities, net (Notes 9, 14 and 15)		13,413		8,836

Total liabilities		811,834		739,408

Shareholders’ equity
Common stock (Note 10)		1,931,758		1,781,758
Capital surplus (Note 11)		16,428,852		15,473,511
Capital adjustment (Note 4)		(2,918,990)		(3,145,102)
Accumulated other comprehensive income (Note 17)		1,232,279		1,087,503
Retained earnings (Note 12)		1,177,731		630,941

Total shareholders’ equity		17,851,630		15,828,611

Total liabilities and shareholders’ equity	~~W~~	18,663,464	~~W~~	16,568,019

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Non-Consolidated Statements of Income
For the year ended December 31, 2009,
and for the period from September 29, 2008 to December 31, 2008

	2009		2008
(in millions of Korean won, except per share amounts)

Operating revenues
Gain on valuation of equity method investments (Notes 4 and 22)	~~W~~	677,107	~~W~~	633,981
Interest income (Note 19)		19,455		1,287
Reversal of allowance for loan losses (Note 5)		150		—

		696,712		635,268

Operating expenses
Loss on valuation of equity method investments (Notes 4 and 22)		64,482		10,096
Interest expense		55,556		3,063
Loss on valuation and disposal of loans receivable (Note 5)		—		1,000
Commission expense		7,209		2,270
Selling and administrative expenses (Notes 6, 7, 9, 14, 19 and 25)		27,572		6,768

		154,819		23,197

Operating income		541,893		612,071

Non-operating income		830		23

Non-operating expense		2		—

Income before income tax		542,721		612,094

Income tax expense (Note 15)		2,903		167

Net income	~~W~~	539,818	~~W~~	611,927

Per share data (Note 16)
Basic and diluted earnings per share	~~W~~	1,659	~~W~~	2,078
The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Non-Consolidated Statements of Appropriation of Retained Earnings
For the year ended December 31, 2009,
and for the period from September 29, 2008 to December 31, 2008
(Date of appropriation for 2009: March 26, 2010)
(Date of appropriation for 2008: March 27, 2009)

(in millions of Korean won)	2009		2008

Unappropriated retained earnings
Balance at the beginning of year	~~W~~	1,741	~~W~~	—
Changes in retained earnings of equity method investments		6,972		19,014
Net income		539,818		611,927

		548,531		630,941

Appropriation of retained earnings
Legal reserve (Note 12)		53,982		61,200
Voluntary reserve		414,000		568,000
Cash dividends (Note 13) (Dividends per common share: ~~W~~ 230 (4.60%) in 2009)		78,897		—

		546,879		629,200

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	1,652	~~W~~	1,741

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Non-Consolidated Statements of Changes in Shareholders’ Equity
For the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008

(in millions of Korean won)							Accumulated
	Capital		Capital		Capital		other comprehensive		Retained
	stock		surplus		adjustment		income and loss		earnings		Total
September 29, 2008	~~W~~	1,781,758	~~W~~	15,481,189	~~W~~	(4,208,098)	~~W~~	—	~~W~~	—	~~W~~	13,054,849
Net income		—		—		—		—		611,927		611,927
Changes in equity method investments		—		(7,678)		1,062,996		1,087,503		19,014		2,161,835

December 31, 2008	~~W~~	1,781,758	~~W~~	15,473,511	~~W~~	(3,145,102)	~~W~~	1,087,503	~~W~~	630,941	~~W~~	15,828,611

January 1, 2009	~~W~~	1,781,758	~~W~~	15,473,511	~~W~~	(3,145,102)	~~W~~	1,087,503	~~W~~	630,941	~~W~~	15,828,611
Issuance of common stock		150,000		955,341		—		—		—		1,105,341
Net income		—		—		—		—		539,818		539,818
Changes in equity method investments		—		—		226,112		144,776		6,972		377,860

December 31, 2009	~~W~~	1,931,758	~~W~~	16,428,852	~~W~~	(2,918,990)	~~W~~	1,232,279	~~W~~	1,177,731	~~W~~	17,851,630

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Non-Consolidated Statements of Cash Flows
For the year ended December 31, 2009,
and for the period from September 29, 2008 to December 31, 2008

(in millions of Korean won)	2009		2008

Cash flows from operating activities

Net income	~~W~~	539,818	~~W~~	611,927

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Loss on valuation of equity method investments		64,482		10,096
Provision for severance benefits		1,780		347
Share-based compensation		865		463
Provision for possible loan losses		—		1,000
Depreciation and amortization		2,458		442
Interest expense		784		24
Gain on valuation of equity method investments		(677,107)		(633,981)
Reversal of allowance for possible loan losses		(150)		—
Gain on valuation of pension plan assets		(154)		(21)

		(607,042)		(621,630)

Changes in operating assets and liabilities
Decrease in equity method investments due to dividend distribution		98,200		—
Decrease (increase) in accounts receivable		2		(2)
Increase in accrued income		(8,322)		(1,225)
Decrease (increase) in prepaid expenses		1,264		(1,607)
Decrease (increase) in other assets		198		(236)
Increase (decrease) in accounts payable		(27)		226
Increase in accrued expense		1,820		2,166
Increase in deferred tax liabilities		2,903		167
Payment of severance benefits		(733)		—
Increase in accrued severance benefits		316		2,999
Increase in pension plan asset		(957)		(2,165)
Increase in withholding tax payables		32		171
Increase in other liabilities		37		—

		94,733		494

Net cash provided by (used in) operating activities		27,509		(9,209)

KB Financial Group Inc.
Non-Consolidated Statements of Cash Flows
For the year ended December 31, 2009,
and for the period from September 29, 2008 to December 31, 2008

(in millions of Korean won)	2009		2008

Cash flows from investing activities
Collection of loans		100,000		—
Acquisition of equity method investments		(376,091)		(500,000)
Loans granted		(70,000)		(200,000)
Acquisition of property and equipment		(213)		(3,583)
Acquisition of intangible assets		(1,249)		(2,082)
Increase in guarantee deposits		(8,846)		(13,825)
Increase in restricted due from bank		—		(3)

Net cash used in investing activities		(356,399)		(719,493)

Cash flows from financing activities
Proceeds from borrowings		495,000		232,000
Proceeds from debentures issued		299,066		498,548
Proceeds from issuance of common stock, net of issuance cost		1,105,341		—
Repayment of borrowings		(727,000)		—

Net cash provided by financing activities		1,172,407		730,548

Net increase in cash and cash equivalents		843,517		1,846

Cash and cash equivalents (Note 18)
Beginning of period		1,846		—

End of period	~~W~~	845,363	~~W~~	1,846

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
1. The Company
KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s common stock as of December 31, 2009, is ~~W~~ 1,931,758 million.
The Company is authorized to issue 1,000 million shares. The Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.
The major shareholders as of December 31, 2009, are:

	Number of Shares	Percentage of
Name of Shareholder	Owned	Ownership(%)
National Pension Service	20,046,217	5.19
ING Bank N.V., Amsterdam	19,401,044	5.02
Details of its subsidiaries are as follows:
(1) Kookmin Bank
Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act. The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Services Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified either as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Kookmin Bank’s common stock as of December 31, 2009, is ~~W~~ 2,481,896 million.
The Bank’s shares have been listed on the KRX since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the KRX on November 9, 2001. In addition, the Bank listed its ADS on the NYSE on November 1, 2001, following the consolidation with H&CB. H&CB listed its ADS on the NYSE on October 3, 2000, prior to the business combination. The Bank became a wholly owned subsidiary of the Company through a comprehensive stock transfer on September 29, 2008. In addition, the Bank’s listed shares and depositary shares on the KRX and the NYSE were delisted on October 10, 2008 and September 26, 2008, respectively.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Capital Market and Financial Investment Business Act and Specialized Credit Financial Business Act, respectively. The Bank, with headquarters based in Seoul, operates through 1,197 domestic branches and offices and five overseas branches (excluding three subsidiaries and three offices) as of December 31, 2009.
(2) KB Investment & Securities Co., Ltd.
KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in investment trading service, brokerage service, and financial investment business service which is under the provision of Capital Market and Financial Investment Business Act and other relating services. On March 11, 2008, the former name of Hannuri Investment & Securities changed to KB Investment & Securities. Its headquarters are located in Seoul. KB Investment & Securities common stock as of December 31, 2009, is ~~W~~ 78,000 million.
(3) KB Life Insurance Co., Ltd.
KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. Life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s common stock as of December 31, 2009, is ~~W~~ 156,000 million.
(4) KB Asset Management Co., Ltd.
KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investment in securities and on July 1997, started to engage in collective investment business (previously known as security investment trust operations) under Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s common stock as of December 31, 2009, is ~~W~~ 38,338 million.
(5) KB Real Estate Trust Co., Ltd.
KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under Capital Market and Financial Investment Business Act (previously called the Trust Business Act), Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. The 25 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s common stock as of December 31, 2009, is ~~W~~ 80,000 million.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
(6) KB Investment Co., Ltd.
KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company under Section 7 of the Support for Small and Medium Enterprise Establishment Act was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March 2001, the company, under the Industrial Development Act, registered as Corporate Restructuring Company in the Ministry of Knowledge Economy. Its headquarters are located in Seoul. KB Investment’s common stock as of December 31, 2009, is ~~W~~ 44,759 million.
(7) KB Futures Co., Ltd.
KB Futures Co., Ltd. (the “KB Futures”) was established on March 1997 to engage in futures trading, trust, intermediation, or brokerage services. The company became a member of the KRX on January 8, 1999. Its headquarters are located in Seoul. KB Futures’ common stock as of December 31, 2009, is ~~W~~ 20,000 million.
(8) KB Credit Information Co., Ltd.
KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s common stock as of December 31, 2009, is ~~W~~ 6,262 million.
(9) KB Data Systems Co., Ltd.
KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ common stock as of December 31, 2009, is ~~W~~ 8,000 million.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The percentage of ownership in subsidiaries as of December 31, 2009, is as follows:

		Number of
Investors	Investees	Shares	Ownership(%)

KB Financial Group Inc.	Kookmin Bank	496,379,116	100.00
	KB Investment & Securities Co., Ltd.	15,600,000	100.00
	KB Life Insurance Co., Ltd.	15,912,000	51.00
	KB Asset Management Co., Ltd.	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	16,000,000	100.00
	KB Investment Co., Ltd.	8,951,797	100.00
	KB Futures Co., Ltd.	4,000,000	100.00
	KB Credit Information Co., Ltd.	1,252,400	100.00
	KB Data Systems Co., Ltd.	800,000	100.00

Kookmin Bank	KB Financial Group Inc.	43,322,704	11.21
	Kookmin Bank Cambodia PLC.	132,600	51.00
	Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	2,000,000	100.00

KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	2,000,000	100.00
	KB-Glenwood Private Equity Fund 1 [1]	1	0.03

KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1	4,510,720,000	2.56
	Burrill-KB Life Sciences Fund [2]	—	—

[1]	KB-Glenwood Private Equity Fund 1 was established on October 23, 2009, and KB Investment & Securities Co., Ltd., is involved in the management as a general partner.

[2]	KB Investment Co., Ltd. participates in the management of Burrill-KB Life Sciences Fund as a general partner and has committed to invest up to 38.57% of the total interest. KB Investment Co., Ltd. has not yet made any investment as of December 31, 2009, since Burrill-KB Life Sciences Fund was just established on August 31, 2009.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The percentage of ownership in subsidiaries as of December 31, 2008, was as follows:

		Number of
Investors	Investees	Shares	Ownership(%)

KB Financial Group Inc.	Kookmin Bank	436,379,116	100.00
	KB Investment & Securities Co., Ltd.	15,600,000	100.00
	KB Asset Management Co., Ltd.	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	16,000,000	100.00
	KB Investment Co., Ltd.	8,951,797	100.00
	KB Futures Co., Ltd.	4,000,000	100.00
	KB Credit Information Co., Ltd.	1,252,400	100.00
	KB Data Systems Co., Ltd.	800,000	100.00

Kookmin Bank	KB Financial Group Inc.	47,407,671	13.30
	KB Life Insurance Co., Ltd.	15,912,000	51.00
	Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	2,000,000	100.00

KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	999,999	99.99

KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1	4,510,720,000	2.56
2. Significant Accounting Policies
The Korea Accounting Institute has published a series of Statements of Korea Accounting Standards (“SKAS”). The Company has adopted SKAS No. 1 through No. 24, except No. 14, and No. 101, in the preparation of its financial statements as of and for the year ended December 31, 2009. Significant accounting policies followed in the preparation of these financial statements are as follows:
Equity Method Investments
Investments in equity securities of subsidiaries, over which the Company exercises a significant control or influence, are accounted for using the equity method. Under the equity method, the Company accounts for its proportionate ownership in the book value of the subsidiary in current operations as adjustment to income or loss, retained earnings, capital surplus, capital adjustments, or accumulated other comprehensive income depending on the nature of the underlying change in the book value of the subsidiaries. The acquisition cost of the Company stock owned by its subsidiaries is deducted from the Company’s equity method investments and accounted for as capital adjustment.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The Company discontinues the equity method for equity method investments when the Company’s share of accumulated losses equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the subsidiaries equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.
Any significant difference between expected cash flows from equity method investments and the Company’s proportionate ownership in the net book value of the investees is accounted for as impairment loss from equity method investments. When the estimated future expected cash flows from equity method investments exceed the carrying value after impairment, such recovery is recorded in current operations up to the recorded impairment loss amount.
If the equity method investee is one of the Company’s subsidiaries and is subject to consolidation, the changes, arising from additional stock purchase or capital increase and from the net difference of net asset value of investee and acquisition cost in net asset from the date of consolidation, are reflected as changes in capital surplus or capital adjustment in the Company’s statement of financial position.
The excess of the acquisition cost over the proportionate fair value of the investee’s net asset is amortized using the straight-line method up to a maximum of 20 years. The excess of the proportionate fair value of net asset over the acquisition cost (“the excess”), arising from the agreed expected future loss or expense, is recognized as income when expected future loss or expense is incurred. The excess up to the fair value of identifiable non-monetary assets is recognized as income over the years using the weighted average useful lives of non-monetary assets. The excess over fair value of identifiable non-monetary assets is recognized as income and reflected in the equity method investments.
Unrealized gains or losses on transactions between the Company and its subsidiaries are eliminated to the extent of the Company’s interest in each equity method investee. Unrealized gains or losses from downstream sales is fully eliminated and reflected in equity method investments.
Allowance for Loan Losses
The Company provides an allowance for loan losses based on reasonable and objective analysis of the borrowers’ capacity to repay their obligation.
Property and Equipment
The cost of property and equipment includes purchase costs, incidental costs directly related to preparing the property and equipment for use, and the discounted estimated costs to remove, dismantle or restore property and equipment at the end of the estimated useful lives of the related assets, when these costs meet the conditions for the recognition of liabilities.
Property and equipment are recorded as net of accumulated depreciation and impairment loss. Depreciation is computed using declining balance method based on the estimated useful lives of the assets as follows:

Items	Depreciation Method	Estimated Useful Life

Property and equipment	Declining balance method	4 years
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The Company’s land is revalued periodically by an independent appraiser. Any gain on revaluation, net of tax, is credited to accumulated other comprehensive income. On the other hand, loss on revaluation, net of tax, is first netted against accumulated other comprehensive income and the remainder is included in current operations.
Betterments and renewals, enhancing the value of the assets over their recently appraised value, are capitalized. However, routine maintenance and repairs are charged to expense as incurred.
The Company assesses the potential impairment of property and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets is recorded in current operations up to the cost of the assets before impairment, net of accumulated depreciation, when the estimated recoverable value of the assets exceeds the carrying value after impairment.
Intangible Assets
Intangible assets included in other assets are recorded at their production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized over the estimated economic useful lives of the related assets as follows:

Items	Amortization Method	Estimated Useful Life

Software	Straight-line	4 years
Others	Straight-line	4 years
The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the intangible assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired intangible assets is recorded in current operations up to the cost of the intangible assets before impairment, net of accumulated amortization, when the estimated recoverable value of the assets exceeds the carrying value after impairment.
Discounts on Debentures
Discounts on debentures are amortized over the term of the debentures using the effective interest rate method. Amortization of the discount is recorded as part of interest expense.
Accrued Severance Benefits
Employees and officers with at least a year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and officers were to terminate their employment at the end of each reporting period.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The Company has adopted a defined benefit pension. Accrued severance benefits and accrued pension benefits are recognized as liabilities for employees and for retired employees, respectively, who are qualified and elect to receive payments from the pension plan.
The accrued severance benefits and accrued pension benefits are presented as net of pension plan assets, and when pension plan assets exceed the accrued severance benefits and accrued pension benefits, the excess amount is presented as an investment asset.
Share-Based Payments
The fair value of the goods or employee services received in exchange for the grant of the options is recognized as expense and capital adjustment when the settlement term is equity-settled share-based payment. If the fair value of goods or employee services cannot be estimated reliably, the fair value is estimated based on the fair value of the equity granted.
For cash-settled share-based payments, the fair value of the obligation the Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Company is required to measure the fair value at the end of reporting period and at settlement date. The change in fair value is recognized as expense.
Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.
Income Tax and Deferred Income Tax
Income tax expense includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets and liabilities recognized are the amounts which will be credited or charged to income tax expense in the period the related temporary differences reverse in the future. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.
Provision and Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
3. Cash and Due from Bank
Cash and due from bank as of December 31, 2009 and 2008, are as follows:

		Interest Rate(%)
(in millions of Korean won)	Bank	as of December 31, 2009	2009	2008

Due from bank	Kookmin Bank	2.10~3.35	~~W~~845,366	~~W~~1,849
Restricted cash and due from bank as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009	2008	Restriction

Due from Bank in won	~~W~~3	~~W~~3	Guarantee deposits
4. Equity Method Investments
Equity method investments as of December 31, 2009, are as follows:

(in millions of Korean won)			2009
	Number of
Investees	Shares	Ownership(%)	Acquisition Cost		Book Value

Kookmin Bank [1]	496,379,116	100.00	~~W~~	13,027,020	~~W~~	16,774,896
KB Investment & Securities Co., Ltd.	15,600,000	100.00		418,331		369,849
KB Life Insurance Co., Ltd. [2]	15,912,000	51.00		76,091		77,284
KB Asset Management Co., Ltd.	7,667,550	100.00		101,961		96,312
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		107,643		121,553
KB Investment Co., Ltd.	8,951,797	100.00		104,741		104,910
KB Futures Co., Ltd.	4,000,000	100.00		35,734		37,363
KB Credit Information Co., Ltd.	1,252,400	100.00		42,721		23,621
KB Data Systems Co., Ltd.	800,000	100.00		16,698		6,334

			~~W~~	13,930,940	~~W~~	17,612,122

[1]	The acquisition cost of Kookmin Bank includes the additional investment of ~~W~~ 300,000 million during the year ended December 31, 2009.

[2]	The Company acquired 51% ownership in KB Life Insurance Co.,Ltd., which was previously owned by Kookmin Bank, during the year ended December 31, 2009.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Equity method investments as of December 31, 2008, were as follows:

(in millions of Korean won)			2008
	Number of
Investees	Shares	Ownership(%)	Acquisition Cost		Book Value

Kookmin Bank [1]	436,379,116	100.00	~~W~~	12,727,020	~~W~~	15,506,919
KB Investment & Securities Co., Ltd.	15,600,000	100.00		418,331		419,267
KB Asset Management Co., Ltd.	7,667,550	100.00		101,961		116,458
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		107,643		97,469
KB Investment Co., Ltd.	8,951,797	100.00		104,741		103,788
KB Futures Co., Ltd.	4,000,000	100.00		35,734		38,206
KB Credit Information Co., Ltd.	1,252,400	100.00		42,721		44,488
KB Data Systems Co., Ltd.	800,000	100.00		16,698		18,457

			~~W~~	13,554,849	~~W~~	16,345,052

[1]	The acquisition cost of Kookmin Bank includes the additional investment of ~~W~~ 500,000 million during the period from September 29, 2008 to December 31, 2008.
The changes in the difference between the acquisition cost of investment and the amount of the underlying equity in investee’s net assets as of December 31, 2009, are as follows:

	Beginning	Increase		Ending
(in millions of Korean won)	Balance	(Decrease)	Amortization	Balance

KB Investment & Securities Co., Ltd.	~~W~~93,054	~~W~~-	~~W~~22,789	~~W~~70,265
The changes in the difference between the acquisition cost of investment and the amount of the underlying equity in investee’s net assets as of December 31, 2008, were as follows:

	Beginning	Increase		Ending
(in millions of Korean won)	Balance	(Decrease)	Amortization	Balance

KB Investment & Securities Co., Ltd.	~~W~~104,448	~~W~~-	~~W~~11,394	~~W~~93,054
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The changes in equity method investments resulting from equity method valuation for the year ended December 31, 2009, are as follows:

(in millions of Korean won)							Valuation under Equity Method
									Gain(Loss) on				Accumulated
									Valuation of				Other
	Beginning		Acquisition				Retained		Equity Method		Capital		Comprehensive		Ending
Investees	Balance		Cost		Dividends		Earnings		Investments		Adjustment		Income(loss)		Balance

Kookmin Bank [1]	~~W~~	15,506,919	~~W~~	300,000	~~W~~	—	~~W~~	6,972	~~W~~	598,319	~~W~~	232,052	~~W~~	130,634	~~W~~	16,774,896
KB Investment & Securities Co., Ltd.		419,267		—		—		—		(64,482)		—		15,064		369,849
KB Life Insurance Co.,Ltd. [2]		—		76,091		—		—		10,182		(7,836)		(1,153)		77,284
KB Asset Management Co., Ltd.		116,458		—		(49,000)		—		28,783		—		71		96,312
KB Real Estate Trust Co., Ltd.		97,469		—		—		—		24,044		—		40		121,553
KB Investment Co., Ltd.		103,788		—		—		—		2,391		—		(1,269)		104,910
KB Futures Co., Ltd.		38,206		—		(9,000)		—		6,178		—		1,979		37,363
KB Credit Information Co., Ltd.		44,488		—		(25,200)		—		4,333		—		—		23,621
KB Data Systems Co., Ltd.		18,457		—		(15,000)		—		2,877		—		—		6,334

	~~W~~	16,345,052	~~W~~	376,091	~~W~~	(98,200)	~~W~~	6,972	~~W~~	612,625	~~W~~	224,216	~~W~~	145,366	~~W~~	17,612,122

[1]	The beginning and ending balances of the investments in Kookmin Bank are net of ~~W~~ 2,710,349 million and ~~W~~ 2,476,809 million, respectively. These amounts represent the Company’s issued shares owned by Kookmin Bank accounted for as capital adjustment in the Company’s statement of financial position.

[2]	The changes in equity method investment due to net income and changes in accumulated other comprehensive income of KB Life Insurance Co., Ltd. represent amounts for the nine-month period ended December 31, 2009.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Changes in equity method investments resulting from equity method valuation for the period from July 1, 2008 to December 31, 2008, were as follows:

(in millions of Korean won)					Valuation under Equity Method
							Gain(Loss)						Accumulated
							on Valuation of						Other
	Beginning		Acquisition		Retained		Equity Method		Capital		Capital		Comprehensive		Ending
Investees	Balance		Cost		Earnings		Investments		Surplus		Adjustment		Income(loss)		Balance

Kookmin Bank[1,2]	~~W~~	12,227,020	~~W~~	500,000	~~W~~	18,880	~~W~~	605,507	~~W~~	(1,835)	~~W~~	1,062,996	~~W~~	1,094,351	~~W~~	15,506,919
KB Investment & Securities Co., Ltd.		418,331		—		—		6,361		—		—		(5,425)		419,267
KB Asset Management Co., Ltd.		101,961		—		—		14,504		—		—		(7)		116,458
KB Real Estate Trust Co., Ltd.		107,643		—		—		(10,096)		—		—		(78)		97,469
KB Investment Co.,Ltd.		104,741		—		134		859		—		—		(1,946)		103,788
KB Futures Co., Ltd.		35,734		—		—		3,224		—		—		(752)		38,206
KB Credit Information Co., Ltd.		42,721		—		—		1,767		—		—		—		44,488
KB Data Systems Co., Ltd.		16,698		—		—		1,759		—		—		—		18,457

	~~W~~	13,054,849	~~W~~	500,000	~~W~~	19,014	~~W~~	623,885	~~W~~	(1,835)	~~W~~	1,062,996	~~W~~	1,086,143	~~W~~	16,345,052

[1]	The beginning and ending balances of the investment in Kookmin Bank were net of ~~W~~ 4,208,098 million and ~~W~~ 2,710,349 million, respectively. These amounts represent the Company’s issued shares owned by Kookmin Bank and are accounted for as capital adjustment in the Company’s statement of financial position.

[2]	As Kookmin Bank elected to revalue its land, it recorded the land’s revalued amount as of December 31, 2008. Due to this accounting change, a gain on revaluation of ~~W~~ 893,856 million, net of tax, was credited to accumulated other comprehensive income, while a loss on revaluation of ~~W~~ 40,344 million, net of tax, was included in gain (loss) on valuation of equity method investments.
The subsidiaries’ audited or reviewed financial statements as of December 31, 2009, were used in the application of the equity method. Financial information of above subsidiaries is disclosed in Notes 20 and 21.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Unrealized gain and loss as of December 31, 2009 and 2008, are listed below:

	2009				2008
(in million of Korean won)	Unrealized		Unrealized		Unrealized		Unrealized
	Loss		Gain		Loss		Gain

Kookmin Bank	~~W~~	—	~~W~~	(82,600)	~~W~~	281	~~W~~	(88,356)
KB Investment & Securities Co., Ltd.		502		(432)		1,000		(592)
KB Real Estate Trust Co., Ltd.		250		—		—		—
KB Investment Co., Ltd.		100		—		—		—
KB Credit Information Co., Ltd.		15		—		20		—
KB Data Systems Co., Ltd.		36		(10,508)		66		(8,148)

	~~W~~	903	~~W~~	(93,540)	~~W~~	1,367	~~W~~	(97,096)

5. Loans Receivable
Loans receivable as of December 31, 2009 and 2008, are as follows:

		Interest
		Rate (%)
		as of
(in millions of Korean won)	Debtors	12. 31. 2009	2009		2008

General loans in won	KB Real Estate Trust Co., Ltd.	5.11	~~W~~	50,000	~~W~~	—
	KB Investment Co., Ltd.	5.06		20,000		—
	KB Investment & Securities Co., Ltd.	—		—		100,000
Subordinated loans in won	KB Investment & Securities Co., Ltd.	6.29		100,000		100,000

			~~W~~	170,000	~~W~~	200,000

The maturities of loans receivable as of December 31, 2009, are as follows:

(in millions of		4 to 6	7 to 12		Over 3
Korean won)	3 Months	Months	Months	1 to 3 Years	Years	Total

Loans in won	~~W~~—	~~W~~20,000	~~W~~—	~~W~~50,000	~~W~~100,000	~~W~~170,000
The maturities of loans as of December 31, 2008, were as follows:

(in millions of		4 to 6	7 to 12		Over 3
Korean won)	3 Months	Months	Months	1 to 3 Years	Years	Total

Loans in won	~~W~~100,000	~~W~~—	~~W~~—	~~W~~—	~~W~~100,000	~~W~~200,000
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The provision ratios for possible loan losses as of December 31, 2009 and 2008, are as follows:

(in millions of Korean won)	2009		2008

Loans subjected to provision	~~W~~	170,000	~~W~~	200,000
Allowance for loan losses		850		1,000
Provision ratio (%)		0.5		0.5
The changes in loans receivable subjected to provision for possible losses for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, are as follows:

(in millions of Korean won)	2009		2008

Beginning balance	~~W~~	1,000	~~W~~	—
Provision for possible loan losses		—		1,000
Reversal of allowance for loans losses		150		—

Ending balance	~~W~~	850	~~W~~	1,000

6. Property and Equipment
The book values of property and equipment as of December 31, 2009 and 2008, are computed as follows:

	2009			2008
(in millions of	Acquisition	Accumulated	Net Book	Acquisition	Accumulated	Net Book
Korean won)	Cost	Depreciation	Value	Cost	Depreciation	Value

Property and equipment	~~W~~3,796	~~W~~2,078	~~W~~1,718	~~W~~3,583	~~W~~369	~~W~~3,214
The changes in property and equipment for the year ended December 31, 2009, are as follows:

	Beginning				Ending
(in millions of Korean won)	Balance	Acquisition	Disposal	Depreciation	Balance

Property and equipment	~~W~~3,214	~~W~~213	~~W~~—	~~W~~1,709	~~W~~1,718
The changes in property and equipment for the period from September 29, 2008 to December 31, 2008, were as follows:

	Beginning				Ending
(in millions of Korean won)	Balance	Acquisition	Disposal	Depreciation	Balance

Property and equipment	~~W~~—	~~W~~3,583	~~W~~—	~~W~~369	~~W~~3,214
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Property and equipment insured as of December 31, 2009, are as follows:

Insurance
(in millions of Korean won)	Asset Insured	Coverage	Insurance Company

Package insurance	Property and equipment	~~W~~3,796	Samsung Fire & Marine Insurance Co., Ltd.
7. Intangible Assets
The book values of intangible assets as of December 31, 2009 and 2008, are computed as follows:

	2009						2008
(in millions of	Acquisition		Accumulated				Acquisition		Accumulated
Korean won)	Cost		Amortization		Net Book Value		Cost		Amortization		Net Book Value

Software	~~W~~	1,568	~~W~~	443	~~W~~	1,125	~~W~~	1,448	~~W~~	60	~~W~~	1,388
Other intangible asset		1,763		379		1,384		634		13		621

	~~W~~	3,331	~~W~~	822	~~W~~	2,509	~~W~~	2,082	~~W~~	73	~~W~~	2,009

The changes in intangible assets for the year ended December 31, 2009, are as follows:

	Beginning						Ending
(in millions of Korean won)	Balance		Acquisition		Amortization		Balance

Software	~~W~~	1,388	~~W~~	120	~~W~~	383	~~W~~	1,125
Other intangible assets		621		1,129		366		1,384

	~~W~~	2,009	~~W~~	1,249	~~W~~	749	~~W~~	2,509

The changes in intangible assets for the period from September 29, 2008 to December 31, 2008, were as follows:

	Beginning						Ending
(in millions of Korean won)	Balance		Acquisition		Amortization		Balance

Software	~~W~~	—	~~W~~	1,448	~~W~~	60	~~W~~	1,388
Other intangible assets		—		634		13		621

	~~W~~	—	~~W~~	2,082	~~W~~	73	~~W~~	2,009

See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
8. Borrowings
Borrowings as of December 31, 2009 and 2008, are as follows:

				Interest
				Rate (%)
(in millions of		Date of	Maturity	as of
Korean won)	Lender	Borrowing	Date	12. 31. 2009	2009		2008

Borrowings in won	Hana Bank	2008-09-29	2009-06-09	—	~~W~~	—	~~W~~	10,000
	Woori Bank	2008-12-16	2009-06-09	—		—		100,000
	Woori Bank	2008-11-26	2009-03-31	—		—		20,000

						—		130,000
Other borrowings		2008-12-19	2009-03-19	—		—		102,000

Total					~~W~~	—	~~W~~	232,000

Debentures issued by the Company as of December 31, 2009 and 2008, are as follows:

			Interest
			Rate (%)
			as of
	Issued	Maturity	December
(in millions of Korean won)	Date	Date	31, 2009	2009		2008

Unguaranteed debentures No. 1	2008-12-12	2011-12-12	7.48	~~W~~	500,000	~~W~~	500,000
Unguaranteed debentures No. 2-1	2009-03-20	2011-03-20	4.98		250,000		—
Unguaranteed debentures No. 2-2	2009-03-20	2012-03-20	5.30		50,000		—

					800,000		500,000
Less: Discounts on debentures					(1,579)		(1,428)

				~~W~~	798,421	~~W~~	498,572

The maturities of borrowings as of December 31, 2009, are as follows:

(in millions of Korean won)	3 Months	4 to 6 Months	7 to 12 Months	1 to 3 Years		Total

Debentures	—	—	—	~~W~~	800,000	~~W~~	800,000
The maturities of the borrowings as of December 31, 2008, were as follows:

(in millions of Korean won)	3 Months		4 to 6 Months		7 to 12 Months		1 to 3 Years		Total

Borrowings in won	~~W~~	—	~~W~~	—	~~W~~	130,000	~~W~~	—	~~W~~	130,000
Other borrowings		102,000		—		—		—		102,000
Debentures		—		—		—		500,000		500,000

	~~W~~	102,000	~~W~~	—	~~W~~	130,000	~~W~~	500,000	~~W~~	732,000

See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
9. Accrued Severance Benefits
The changes in accrued severance benefits for the year ended December 31, 2009, and the period from September 29, 2008 to December 31, 2008, are summarized as follows:

(in millions of Korean won)	2009		2008

Beginning balances	~~W~~	3,346	~~W~~	—
Transferred from subsidiaries [1]		316		2,999
Provision		1,780		347
Payment		(733)		—

Accrued severance benefits		4,709		3,346
Less: Pension plan assets		(3,296)		(2,185)

Ending balances	~~W~~	1,413	~~W~~	1,161

[1]	For the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, accrued severance benefits of ~~W~~ 316 million and ~~W~~ 2,999 million, respectively, under the regulation on retirement benefits were transferred from subsidiaries where the employees have been previously employed. Accordingly, pension plan assets amounting~~W~~ 154 million and ~~W~~ 1,727 million were also transferred from subsidiaries along with accrued severance benefits.
Details of pension plan assets as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008

Cash and cash equivalents	~~W~~	1,046	~~W~~	438
Time deposits		2,250		1,747

Total	~~W~~	3,296	~~W~~	2,185

10. Capital Stock
Details of capital stock as of December 31, 2009 and 2008, are as follows:

	2009		2008

Number of shares authorized		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of shares issued [1]		386,351,693		356,351,693

[1]	The Company, as approved by the Board of Directors on July 10, 2009, issued 30 million common shares at ~~W~~ 37,250 per share to raise capital. Accordingly, the issued capital was received on September 1, 2009.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
11. Capital Surplus
The excess value, which is greater than capital reserve, of transferred shares of subsidiaries including treasury shares of Kookmin Bank over the Company’s issued capital stock is recorded as changes from valuation of equity method investments under the capital surplus of shareholders’ equity.
12. Retained Earnings
As required by Article 53 of the Financial Holding Company Act, the Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.
13. Dividend
The details of distribution of dividend for the year ended December 31, 2009, are as follows:

2009

Number of issued common shares	386,351,693 shares
Number of shares excluded for dividend: common share [1]	43,322,704 shares
Number of shares eligible for dividends: common share	343,028,989 shares
Dividend rate	4.60%
Dividend amount	~~W~~78,896,667,470
Dividend payout ratio (Dividends/Net income)	14.62%
Dividend yield ratio (Dividend per share/Market price)	0.39%

[1]	Treasury shares owned by subsidiaries are excluded from dividend distribution.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
14. Share-Based Payments
Share-based payment plan for executives and employees of the Company for the year ended December 31, 2009, is as follows:

		Maximum
		Granted
(in number of shares)	Grant Date	Shares	Grant Condition

Stock Grant	1st Series [2]	2008-09-29	60,102	Services fulfillment Achievements of targets on the basis of market and non-market performance [1]
	2nd Series [3]	2009-03-27	4,630	Service fulfillment

			64,732

[1]	In order to exercise their stock grants, at least three years of service as vesting period are required for executive directors, while the fulfillment of their remaining contracted service period is required for non-executive directors. The 40% of the shares to be granted will be based on the achievement of the targeted relative TSR ratio, while another 40% will be based on the achievement of the targeted relative EPS ratio. The remaining 20% will depend on the Company’s growth and on the evaluation of three-year trend on return on asset ratios. However, some of total granted shares will be compensated regardless of the above achievements as long as service requirement is fulfilled.

[2]	The number of shares to be compensated is based on the following achievements: 30 % of granted shares will depend on targeted KPI, another 30 % of granted shares will depend on targeted financial results of the Company, and the remaining 40 % of granted shares will depend on targeted relative TSR.

[3]	The number shares to be exercised among granted shares will be decided depending on the service fulfillment.
The maximum number of total granted shares is determined on the contract date, and the number of shares to be compensated is determined by the achievements of the targets. The Company may settle the payment by either cash or equity.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Stock grants vested to employees and executives are measured on the basis of fair value using Monte-Carlo Simulation Model. Assumptions used under the Monte-Carlo Simulation Model are summarized as follows:

	Expected		Fair Value		Fair Value
	Exercise		(Market		(Non-Market
	Period	Risk Free	Performance		Performance
(in Korean won)	(years)	Rate (%)	Condition)		Condition)

Series 1-1	1.74	3.83	~~W~~	39,914	~~W~~	60,945
Series 1-2	2.00	3.95		36,009		60,015
Series 1-3	0.22	3.48		—		59,688
Series 1-4	1.21	3.58		—		60,757
Series 1-5	0.83	3.48		—		59,932
Series 2-1	1.21	3.58		—		60,044
Series 2-2	0.23	3.48		—		59,772
Series 2-3	2.24	4.05		—		61,187
Meanwhile, the Company determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price of December 31, 2009, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate. Financial information from Kookmin Bank is used for the period prior to the establishment of the Company.
The changes in number of granted shares for the year ended December 31, 2009, are as follows:

						Remaining
(in number of						Period to
shares)	Beginning	Granted	Exercise	Expired[1]	Ending	Maturity

Stock grant	180,020	5,347	733	119,902	64,732	1.46 years

[1]	Stock grant decreased by 63,122 shares as executives and employees voluntarily returned their existing shares, while a decrease of 53,118 shares was due to the retirement of certain executives and employees. It also decreased by 3,662 shares due to the pre-conversion adjustment to the holding company.
Accrued expense of ~~W~~ 1,324 million is recorded as share-based compensation during the year ended December 31, 2009. Accordingly, ~~W~~ 885 million of the compensated amount is accounted for as salaries under selling and administrative expense.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
15. Income Tax
Income tax expense for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, consists of:

(in millions of Korean won)	2009		2008

Current income taxes	~~W~~	—	~~W~~	—
Changes in deferred income taxes due to temporary differences		1,598		4,649
Income tax liabilities directly charged to the shareholders’ equity [1]		1,305		(4,482)

Income tax expense	~~W~~	2,903	~~W~~	167

[1]	Income tax liabilities directly charged to the shareholders’ equity as of December 31, 2009, and 2008, are as follows:

(in millions of Korean won)	2009		2008

Additionally paid-in capital	~~W~~	—	~~W~~	(5,842)
Changes in equity method investments- capital adjustment		1,896		—
Loss on valuation of equity method investments- accumulated other comprehensive income		(1,657)		—
Gain on valuation of equity method investments- accumulated other comprehensive income		1,066		1,360

Total	~~W~~	1,305	~~W~~	(4,482)

The reconciliation between income tax expense and income before income tax for the year ended December 31, 2009, and the period from September 29, 2008 to December 31, 2008, follows:

(in millions of Korean won)	2009		2008

Income before income tax	~~W~~	542,721	~~W~~	612,094

Income tax imposed at the statutory rate	~~W~~	131,339	~~W~~	168,326
Adjustments
Non-deductible expense		241		90
Exclusion of deferred income tax from equity method investments		(145,443)		(171,360)
Exclusion of deferred income tax from net operating loss carryforwards		16,346		3,153
Others		420		(42)

Income tax expense		~~W~~ 2,903		~~W~~ 167

Effective tax rate (%)		0.53		0.03
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The changes in accumulated temporary differences for the year ended December 31, 2009, and deferred income tax assets (liabilities) as of December 31, 2009 and 2008, are as follows:

									Deferred Income Tax
(in millions of Korean won)	Temporary Difference								Assets (Liabilities)
	Beginning		Increase		Decrease		Ending		2009[1]		2008

Equity method investments	~~W~~	(1,391,338)	~~W~~	(98,200)	~~W~~	(989,179)	~~W~~	(500,359)	~~W~~	(110,079)	~~W~~	(306,094)
Accrued severance benefits		2,180		1,363		248		3,295		725		480
Severance insurance deposits		(2,180)		(1,363)		(248)		(3,295)		(725)		(480)
Share-based compensation		463		885		24		1,324		291		—
Net operating loss carryforwards		11,466		67,548		—		79,014		17,383		2,523

	~~W~~	(1,379,409)	~~W~~	(29,767)	~~W~~	(989,155)	~~W~~	(420,021)		(92,405)		(303,571)

Unrealizable deferred income tax assets (liabilities) [1,2]										(98,652)		(308,220)

Net deferred income tax liabilities									~~W~~	(6,247)	~~W~~	(4,649)

[1]	Tax effects from equity method valuation are estimated based on each subsidiary’s taxable amount subject to deferred tax and its realization. The temporary differences of ~~W~~ 6,247 million arising from the equity method valuation are recognized as deferred tax liabilities as of December 31, 2009.

[2]	As of December 31, 2009, net operating loss carryforwards and other deductible temporary differences are not expected to be realized in the future; therefore, they are not recognized as deferred income tax assets.
The changes in accumulated temporary differences for the period from September 29, 2008 to December 31, 2008, and deferred income tax assets (liabilities) as of December 31, 2008, are as follows:

										Deferred Income Tax
(in millions of Korean won)	Temporary Difference									Assets (Liabilities)
	Beginning		Increase		Decrease		Ending			2008[1]

Equity method investments	~~W~~	—	~~W~~	(1,391,338)	~~W~~	—	~~W~~	(1,391,338)	~~W~~	(306,094)
Accrued severance benefits		—		2,180		—		2,180		480
Severance insurance deposits		—		(2,180)		—		(2,180)		(480)
Share-based compensation		—		463		—		463		—
Net operating loss carryforwards		—		11,466		—		11,466		2,523

	~~W~~	—	~~W~~	(1,379,409)	~~W~~	—	~~W~~	(1,379,409)		(303,571)

Unrealizable deferred income tax assets (liabilities) [1,2]										(308,220)

Net deferred income tax liabilities										~~W~~ (4,649)

See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

[1]	Tax effects from equity method valuation are estimated based on each subsidiary’s taxable amount subject to deferred tax and its realization. The temporary differences of ~~W~~ 4,649 million arising from the equity method valuation are recognized as deferred tax liabilities as of December 31, 2008.

[2]	As of December 31, 2008, net operating loss carryforwards and other deductible temporary differences were not expected to be realized in the future; therefore, they were not recognized as deferred income tax assets.
The tax effect of cumulative temporary difference was calculated based on future tax rate of the fiscal year when temporary differences are expected to reverse. For the year ended December 31, 2009, the 24.2% and 22% tax rates are used for temporary difference expected to reverse from year 2010 to year 2011 and thereafter, respectively. As a result, deferred tax liabilities increased by ~~W~~ 37 million compared to the amount calculated using the previous tax rate of 22%.
16. Earnings Per Share
Basic earnings per shares for the year ended December 31, 2009 and for the period from September 29, 2008 to December 31, 2008, are calculated as follows:

(in Korean won and in number of shares)	2009		2008[2]

Net income [1]	~~W~~	539,818,164,108	~~W~~	611,926,551,438
Weighted-average number of common shares outstanding		325,406,414		294,531,780
Basic earnings per share	~~W~~	1,659	~~W~~	2,078

[1]	Earnings available for common shareholders is the same as net income.

[2]	The effect from common shares deemed to have been issued free to existing shareholders retroactively adjusted the prior period’s weighted average number of common shares outstanding.
The weighted average number of common shares outstanding as of December 31, 2009, is computed as follows:

		Days	Outstanding
(in number of shares)	Number of Shares	Outstanding	Shares

Beginning	356,351,693	365	130,068,367,945
Treasury shares [1]	(47,407,671)	365	(17,303,799,915)
Retirement of treasury shares	4,084,967	74	302,287,558
Issuance of common shares (2009.9.1)	30,000,000	122	3,660,000,000
Common shares deemed to have been issued free to existing shareholders [2]	8,421,751	243	2,046,485,599
Total outstanding shares ()			118,773,341,187
In number of days(‚)			365
Weighted average number of shares outstanding(/‚)			325,406,414
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The weighted average number of common shares outstanding for the period from September 29, 2008 to December 31, 2008, is computed as follows:

	Number of	Days	Outstanding
(in number of shares)	Shares	Outstanding	Shares

Beginning	356,351,693	94	33,497,059,142
Treasury shares [1]	(73,607,601)	94	(6,919,114,494)
Retirement of treasury shares	11,848,340	20	236,966,800
Retirement of treasury shares	12,569,832	10	125,698,320
Retirement of treasury shares	1,781,758	6	10,690,548
Common shares deemed to have been issued free to existing shareholders [2]	7,815,819	94	734,686,986
Total outstanding shares ( )			27,685,987,302
In number of days(‚)			94
Weighted average number of shares outstanding( /‚ )			294,531,780

[1]	Weighted average number of common shares outstanding is calculated accounting for the shares owned by subsidiaries as treasury stock.

[2]	The common shares deemed to have been issued free to existing shareholders were considered in the computation of weighted average number of common shares outstanding.
The amounts of basic and diluted earnings per share for the prior period were retroactively adjusted from ~~W~~ 2,134 per share to ~~W~~ 2,078 per share, because the weighted average number of common shares increased as a result of common shares, which are deemed to have been issued free to existing shareholders, increased.
Basic earnings per share for the year ended December 31, 2009 and for the period from September 29, 2008 to December 31, 2008, is equal to diluted earnings per share because there is no dilution in the weighted average number of common stock outstanding.
The number of potential common stock, which is not included in the computation of diluted earnings per share for the year ended December 31, 2009, due to the antidilutive effect, but may result in the dilution of earnings per share in the future, follows:

(in number of shares)	2009[1]

Stock grants	389,246

[1]	The number of granted shares for employees and executives of Kookmin Bank, one of the subsidiaries of the Company, is included in the total number of stock grants.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
17. Comprehensive Income
Comprehensive income for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, consists of:

(in millions of Korean won)	2009		2008

Net income	~~W~~	539,818	~~W~~	611,927
Accumulated other comprehensive income
Gain on valuation of equity method investment, net of tax effect ~~W~~ (-) 1,657 million (2008: Nil)		141,268		1,094,351
Loss on valuation of equity method investment, net of tax effect ~~W~~ 1,066 million (2008: ~~W~~ 1,360 million)		3,508		(6,848)

Comprehensive income	~~W~~	684,594	~~W~~	1,699,430

18. Supplemental Cash Flows Information
Restricted due from banks is not accounted for in the statement of cash flows.
Significant transactions not involving cash inflows or outflows for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, are as follows:

(in millions of Korean won)	2009		2008

Increase in investment securities due to share transfer	~~W~~	—	~~W~~	13,054,849
Changes in capital adjustment due to valuation of equity method investments		226,112		1,062,996
Changes in comprehensive income due to valuation of equity method investments		144,776		1,087,503
Changes in retained earnings due to equity method investments		6,972		19,014
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
19. Related Party Transactions
The details of the Company’s ownership in its subsidiaries, second-tier subsidiaries and equity method investments are summarized in Notes 1 and 4.
As of December 31, 2009 and 2008, the ownerships in associates over which the Company has significant influence through its subsidiaries are as follows:

		2009		2008
		Number of	Ownership	Number of	Ownership
Investors	Investees	Shares	(%)	Shares	(%)

Kookmin Bank	KLB Securities Co., Ltd.[1]	4,854,713	36.41	4,854,713	36.41
	Jooeun Industrial Co., Ltd. [1]	1,999,910	99.99	1,999,910	99.99
	Balhae Infrastructure Fund	10,853,607	12.61	10,310,869	12.61
	Korea Credit Bureau Co., Ltd.	180,000	9.00	180,000	9.00
	UAMCO., Ltd.	12,250	17.50	—	—
	Kookmin Bank Singapore Ltd. [3]	—	—	30,000,000	100.00
	Kookmin Finance Asia Ltd. [3]	—	—	700,000	100.00
	JSC Bank CenterCredit	44,136,676	30.52	44,136,676	30.55
	KB06-1 Venture Partnership Fund	200	50.00	200	50.00
	KB08-1 Venture Partnership Fund	400	66.67	100	66.67

KB Investment	KB06-1 Venture Partnership Fund	100	25.00	100	25.00
	KB08-1 Venture Partnership Fund	200	33.33	50	33.33
	Kookmin Investment Partnership No.16 [2]	177.2	20.00	184	20.00
	Kookmin China Fund No.1 [3]	—	—	13	50.00
	KTTC-Kookmin Venture Fund No.1 [3]	—	—	200	20.00
	KB 03-1 Venture Fund [3]	—	—	125	16.67
	NPC 05-6 KB Venture Fund	500	20.00	500	20.00
	NPC 07-5 KB Venture Fund	500	20.00	500	20.00
	09-5 KB Venture Fund	20	33.33	—	—
	KB 03-1 Corporate Restructuring Fund [3]	—	—	41	29.00
	KB 06-1 Corporate Restructuring Fund [2]	12	5.38	12	5.38
	NPS 06-5 KB Corporate Restructuring Fund	2,280,000,000	13.57	4,750,000,000	13.57
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

[1]	Under the process of filing bankruptcy as of December 31, 2009.

[2]	Under liquidation as of December 31, 2009.

[3]	Liquidation was completed as of December 31, 2009.
Revenues earned and expenses incurred from the significant transactions between the Company and its subsidiaries for the year ended December 31, 2009, are as follows:

(in millions of Korean won)		Accounts
				Interest on
		Interest		Due from
Revenues	Expenses	on Loan		Banks		Rent		Total

KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	9,668	~~W~~	—	~~W~~	9,668
	KB Investment & Securities Co.,Ltd.		7,857		—		—		7,857
	KB Real Estate Trust Co., Ltd.		1,232		—		—		1,232
	KB Investment Co., Ltd.		487		—		—		487
Kookmin Bank	KB Financial Group Inc.		—		—		601		601

		~~W~~	9,576	~~W~~	9,668	~~W~~	601	~~W~~	19,845

Revenues earned and expenses incurred from the significant transactions between the Company and its subsidiaries for the period from September 29, 2008 to December 31, 2008, were as follows:

(in millions of Korean won)		Accounts
				Interest on
		Interest		Due from
Revenues	Expenses	on Loan		Banks		Rent		Total

KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	689	~~W~~	—	~~W~~	689
	KB Investment & Securities Co.,Ltd.		598		—		—		598
Kookmin Bank	KB Financial Group Inc.		—		—		137		137

		~~W~~	598	~~W~~	689	~~W~~	137	~~W~~	1,424

See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
Balances resulting from significant lending and borrowing transactions between the Company and its subsidiaries as of December 31, 2009, are as follows:

(in million of Korean won)		Accounts
Creditor	Debtor	Loans		Due from Bank		Guarantee Deposit		Total

KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	845,366	~~W~~	15,085	~~W~~	860,451
	KB Investment & Securities Co., Ltd.		100,000		—		—		100,000
	KB Real Estate Trust Co., Ltd.		50,000		—		—		50,000
	KB Investment Co., Ltd.		20,000		—		—		20,000

		~~W~~	170,000	~~W~~	845,366	~~W~~	15,085	~~W~~	1,030,451

Balances resulting from significant lending and borrowing transactions between the Company and its subsidiaries as of December 31, 2008, were as follows:

(in million of Korean won)		Accounts
Creditor	Debtor	Loans		Due from Bank		Guarantee Deposit		Total

KB Financial Group Inc.	Kookmin Bank	~~W~~	—	~~W~~	1,849	~~W~~	13,129	~~W~~	14,978
	KB Investment & Securities Co., Ltd.		200,000		—		—		200,000

		~~W~~	200,000	~~W~~	1,849	~~W~~	13,129	~~W~~	214,978

Compensation for key management for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, consists of:

(in millions of Korean won)	2009		2008

Salaries	~~W~~	5,154	~~W~~	725
Provision for severance benefits		145		50
Share-based compensation [1]		885		463

Total	~~W~~	6,184	~~W~~	1,238

[1]	Details of share-based compensation are described in Note 14.
Key management includes non-executive directors, registered directors, and non-registered directors who have the authority for making decisions in the Company’s financial planning and management.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
20. Condensed Financial Information of Subsidiaries
The condensed statements of financial position of subsidiaries as of December 31, 2009, are as follows:

(in millions of Korean won)	Total Assets		Total Liabilities		Shareholders’ Equity

Kookmin Bank [1]	~~W~~	259,457,534	~~W~~	240,033,425	~~W~~	19,424,109
KB Investment & Securities Co., Ltd.		2,041,219		1,745,615		295,604
KB Life Insurance Co., Ltd.		2,521,079		2,369,542		151,537
KB Asset Management Co., Ltd.		108,583		12,271		96,312
KB Real Estate Trust Co., Ltd.		257,286		135,983		121,303
KB Investment Co., Ltd. [1]		327,823		44,310		283,513
KB Futures Co., Ltd.		221,942		184,579		37,363
KB Credit Information Co., Ltd.		29,379		5,773		23,606
KB Data Systems Co., Ltd.		44,938		28,132		16,806

	~~W~~	265,009,783	~~W~~	244,559,630	~~W~~	20,450,153

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.
The condensed statements of financial position of subsidiaries as of December 31, 2008, were as follows:

(in millions of Korean won)	Total Assets		Total Liabilities		Shareholders’ Equity

Kookmin Bank [1]	~~W~~	266,460,040	~~W~~	249,039,742	~~W~~	17,420,298
KB Investment & Securities Co., Ltd.		2,052,261		1,730,165		322,096
KB Asset Management Co., Ltd.		126,772		10,299		116,473
KB Real Estate Trust Co., Ltd.		221,353		123,884		97,469
KB Investment Co., Ltd. [1]		286,366		11,146		275,220
KB Futures Co., Ltd.		150,142		111,936		38,206
KB Credit Information Co., Ltd.		50,573		6,105		44,468
KB Data Systems Co., Ltd.		46,532		19,993		26,539

	~~W~~	269,394,039	~~W~~	251,053,270	~~W~~	18,340,769

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The condensed statements of income of subsidiaries for the year ended December 31, 2009, are as follows:

							Net Income
							(Loss)
(in millions of Korean won)	Operating		Operating		Operating		Before Income		Net Income
	Revenues		Expenses		Income(Loss)		Tax		(Loss)

Kookmin Bank [1]	~~W~~	28,895,581	~~W~~	28,176,926	~~W~~	718,655	~~W~~	680,220	~~W~~	653,084
KB Investment & Securities Co., Ltd.		376,868		424,541		(47,673)		(49,085)		(41,550)
KB Life Insurance Co., Ltd.		901,801		898,104		3,697		3,456		3,308
KB Asset Management Co., Ltd.		67,073		27,985		39,088		38,556		28,783
KB Real Estate Trust Co., Ltd.		60,504		29,101		31,403		31,458		23,794
KB Investment Co., Ltd. [1]		19,582		32,146		(12,564)		(15,280)		(15,394)
KB Futures Co., Ltd.		28,685		19,788		8,897		8,031		6,178
KB Credit Information Co., Ltd.		54,592		48,785		5,807		5,815		4,338
KB Data Systems Co., Ltd.		124,746		117,846		6,900		6,900		5,267

	~~W~~	30,529,432	~~W~~	29,775,222	~~W~~	754,210	~~W~~	710,071	~~W~~	667,808

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.
The condensed statements of income of subsidiaries for the period from July 1, 2008 to December 31, 2008, were as follows:

							Net
							Income(loss)
(in millions of Korean won)	Operating		Operating		Operating		Before Income		Net Income
	Revenues		Expenses		Income(loss)		Tax		(loss)

Kookmin Bank [1]	~~W~~	29,500,591	~~W~~	29,388,121	~~W~~	112,470	~~W~~	376,676	~~W~~	225,226
KB Investment & Securities Co., Ltd.		167,575		145,320		22,255		22,138		17,336
KB Asset Management Co., Ltd.		34,660		14,358		20,302		20,133		14,504
KB Real Estate Trust Co., Ltd.		27,991		39,633		(11,642)		(12,356)		(10,096)
KB Investment Co., Ltd. [1]		5,909		5,176		733		912		884
KB Futures Co., Ltd.		14,181		9,483		4,698		4,691		3,224
KB Credit Information Co., Ltd.		26,947		24,263		2,684		2,528		1,783
KB Data Systems Co., Ltd.		101,744		94,194		7,550		6,955		5,078

	~~W~~	29,879,598	~~W~~	29,720,548	~~W~~	159,050	~~W~~	421,677	~~W~~	257,939

See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
21. Financing and Operating Status of Subsidiaries
Financing status of the Company and its subsidiaries as of December 31, 2009, is as follows:

(in millions of Korean won)	Deposits		Borrowings		Debentures[1]		Total

KB Financial Group Inc.	~~W~~	—	~~W~~	—	~~W~~	798,421	~~W~~	798,421
Kookmin Bank [2]		173,275,392		14,079,796		37,985,060		225,340,248
KB Investment & Securities Co., Ltd.		55,825		1,656,700		—		1,712,525
KB Life Insurance Co., Ltd.		—		—		—		—
KB Asset Management Co.,Ltd.		1,262		—		—		1,262
KB Real Estate Trust Co., Ltd.		72		123,007		—		123,079
KB Investment Co., Ltd. [2]		—		20,000		—		20,000
KB Futures Co., Ltd.		180,233		—		—		180,233
KB Credit Information Co., Ltd.		—		—		—		—
KB Data Systems Co., Ltd.		—		—		—		—

	~~W~~	173,512,784	~~W~~	15,879,503	~~W~~	38,783,481	~~W~~	228,175,768

[1]	Net of discounts.

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.
Financing status of the Company and its subsidiary as of December 31, 2008, was as follows:

(in millions of Korean won)	Deposits		Borrowings		Debentures[1]		Total

KB Financial Group Inc.	~~W~~	—	~~W~~	232,000	~~W~~	498,572	~~W~~	730,572
Kookmin Bank [2]		162,248,761		18,695,883		42,610,595		223,555,239
KB Investment & Securities Co., Ltd.		30,743		1,566,372		—		1,597,115
KB Asset Management Co.,Ltd.		—		—		—		—
KB Real Estate Trust Co., Ltd.		72		108,071		—		108,143
KB Investment Co., Ltd. [2]		—		10,300		—		10,300
KB Futures Co., Ltd.		106,808		—		—		106,808
KB Credit Information Co., Ltd.		—		—		—		—
KB Data Systems Co., Ltd.		—		—		—		—

	~~W~~	162,386,384	~~W~~	20,612,626	~~W~~	43,109,167	~~W~~	226,108,177

[1]	Net of discounts.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
Operating status of the Company and its subsidiaries as of December 31, 2009, is as follows:

					Cash and Due
(in millions of Korean won)	Loans[1]		Securities		from Banks		Total

KB Financial Group Inc.	~~W~~	169,150	~~W~~	17,612,122	~~W~~	845,366	~~W~~	18,626,638
Kookmin Bank [2]		195,164,931		41,345,873		9,306,230		245,817,034
KB Investment & Securities Co., Ltd.		132,787		1,546,967		290,666		1,970,420
KB Life Insurance Co., Ltd.		88,167		1,898,654		71,732		2,058,553
KB Asset Management Co., Ltd.		2,007		19,568		70,013		91,588
KB Real Estate Trust Co., Ltd.		14		20,996		476		21,486
KB Investment Co., Ltd. [2]		10,349		276,018		34,691		321,058
KB Futures Co., Ltd.		—		18,436		196,977		215,413
KB Credit Information Co., Ltd.		—		—		10,441		10,441
KB Data Systems Co., Ltd.		299		—		12,734		13,033

	~~W~~	195,567,704	~~W~~	62,738,634	~~W~~	10,839,326	~~W~~	269,145,664

[1]	Net of allowance for loan losses and deferred loan gains (losses).

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.
Operating status of the Company and its subsidiaries as of December 31, 2008, was as follows:

(in millions of Korean won)					Cash and Due
	Loans[1]		Securities		from Banks		Total

KB Financial Group Inc.	~~W~~	199,000	~~W~~	16,345,052	~~W~~	1,849	~~W~~	16,545,901
Kookmin Bank[2]		198,708,628		38,658,004		8,132,181		245,498,813
KB Investment & Securities Co., Ltd.		237,799		1,624,264		75,259		1,937,322
KB Asset Management Co., Ltd.		1,719		3,801		106,836		112,356
KB Real Estate Trust Co., Ltd.		1,498		3,741		378		5,617
KB Investment Co., Ltd. [2]		22,504		84,712		19		107,235
KB Futures Co., Ltd.		—		25,556		119,128		144,684
KB Credit Information Co., Ltd.		—		—		31,973		31,973
KB Data Systems Co., Ltd.		798		—		21,970		22,768

	~~W~~	199,171,946	~~W~~	56,745,130	~~W~~	8,489,593	~~W~~	264,406,669

[1]	Net of allowance for loan losses and deferred loan gains (losses).

[2]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
The changes in allowance for loan losses and other assets for the year ended December 31, 2009, are as follows:

			Increase
(in millions of Korean won)	Beginning		(Decrease)		Ending

KB Financial Group Inc.	~~W~~	1,000	~~W~~	(150)	~~W~~	850
Kookmin Bank [1]		3,676,519		173,086		3,849,605
KB Investment & Securities Co., Ltd.		22,978		84,519		107,497
KB Life Insurance Co., Ltd.		521		169		690
KB Asset Management Co., Ltd.		84		293		377
KB Real Estate Trust Co., Ltd.		65,808		(11,693)		54,115
KB Investment Co., Ltd. [1]		632		(110)		522
KB Futures Co., Ltd.		—		—		—
KB Credit Information Co., Ltd.		37		(4)		33
KB Data Systems Co., Ltd.		106		37		143

	~~W~~	3,767,685	~~W~~	246,147	~~W~~	4,013,832

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. is based on their consolidated financial statements.
The changes in allowance for loan losses and other assets for the period from September 29, 2008 to December 31, 2008, were as follows:

			Increase
(in millions of Korean won)	Beginning		(Decrease)		Ending

KB Financial Group Inc.	~~W~~	—	~~W~~	1,000	~~W~~	1,000
Kookmin Bank [1]		2,805,991		871,049		3,677,040
KB Investment & Securities Co., Ltd.		2,281		20,697		22,978
KB Asset Management Co., Ltd.		54		30		84
KB Real Estate Trust Co., Ltd.		38,700		27,108		65,808
KB Investment Co., Ltd. [1]		767		(135)		632
KB Futures Co., Ltd.		—		—		—
KB Credit Information Co., Ltd.		51		(14)		37
KB Data Systems Co., Ltd.		120		(14)		106

	~~W~~	2,847,964	~~W~~	919,721	~~W~~	3,767,685

[1]	Financial information of Kookmin Bank and KB Investment Co., Ltd. was based on their consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
22. Subsidiaries’ Contribution to Gain and Loss
Subsidiaries’ contributions to the Company’s gain and loss from equity method valuation for the year ended December 31, 2009, were as follows:

			Contribution
(in millions of Korean won)	Amount		Ratio(%)

Kookmin Bank	~~W~~	598,319	97.66
KB Investment & Securities Co., Ltd.		(64,482)	(10.52)
KB Life Insurance Co., Ltd.		10,182	1.66
KB Asset Management Co., Ltd.		28,783	4.70
KB Real Estate Trust Co., Ltd.		24,044	3.92
KB Investment Co., Ltd.		2,391	0.39
KB Futures Co., Ltd.		6,178	1.01
KB Credit Information Co., Ltd.		4,333	0.71
KB Data Systems Co., Ltd.		2,877	0.47

	~~W~~	612,625	100.00

Subsidiaries’ contributions to the Company’s gain and loss from equity method valuation for the period from September 29, 2008 to December 31, 2008, were as follows:

			Contribution
(in millions of Korean won)	Amount		Ratio(%)

Kookmin Bank [1]	~~W~~	605,507	97.06
KB Investment & Securities Co., Ltd.		6,361	1.02
KB Asset Management Co., Ltd.		14,504	2.32
KB Real Estate Trust Co., Ltd.		(10,096)	(1.62)
KB Investment Co., Ltd.		859	0.14
KB Futures Co., Ltd.		3,224	0.52
KB Credit Information Co., Ltd.		1,767	0.28
KB Data Systems Co., Ltd.		1,759	0.28

	~~W~~	623,885	100.00

[1]	Net income of KB Life Insurance Co., Ltd. is accounted for as gain from the valuation of equity method investments.
23. Insurance
As of December 31, 2009, the Company and its subsidiaries jointly have financial package insurance policies which include Banker’s Blanket Bond, Directors Reparation Liability Insurance, Professionals Reparation Liability Insurance and Employment Practices Liability Insurance with Samsung Fire & Marine Insurance Co., Ltd. The total insurance coverage is ~~W~~100,000 million.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
24. Commitments
The commitments made with financial institutions on the limit of corporate borrowings and the related amounts already borrowed as of December 31, 2009 and 2008, are as follows:

		2009				2008
(in millions of Korean won)		Limit for		Amounts		Limit for		Amounts
		Borrowing		Borrowed		Borrowing		Borrowed

General loans	Hana Bank	~~W~~	50,000	~~W~~	—	~~W~~	50,000	~~W~~	10,000
	Woori Bank		130,000		—		130,000		120,000
Bills discounted	Korea Exchange Bank		100,000		—		—		—

		~~W~~	280,000	~~W~~	—	~~W~~	180,000	~~W~~	130,000

25. Value Added Information
Information for calculating value added for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, is as follows:

(in millions of Korean won)	2009		2008

Salaries	~~W~~	15,136	~~W~~	3,093
Provision for severance benefits		1,780		347
Welfare expenses		2,067		446
Rental expenses		1,006		234
Depreciation		1,709		369
Amortization		749		73
Tax and dues		148		28

	~~W~~	22,595	~~W~~	4,590

26. Financial Performance of the Final Interim Period
Financial performance for the three-month period ended December 31, 2009 and 2008, is as follows:

(in millions of Korean won, except	Quarter Ended		Quarter Ended
earnings per share)	December 31, 2009		December 31, 2008

Operating revenue	~~W~~	63,390	~~W~~	66,415
Operating expense		43,294		22,493
Operating income		20,096		43,922
Net income		17,837		43,878
Earnings per share [1]		52		149

[1]	Common shares deemed to have been issued free to existing shareholders for the year ended December 31, 2009, retroactively adjusted earnings per share for the three-month period ended December 31, 2008.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
27. Approval of Financial Statements
The December 31, 2009 financial statements were approved on February 10, 2010, by the Board of Directors.
28. Disclosure on Expected Impact upon Adoption of K-IFRS
A. Preparation of K-IFRS adoption
Pursuant to The Act on External Audit of Stock Companies, Article 13, KB Financial Group Inc. is required to adopt K-IFRS from 2011. Thus, in June 2007, KB Financial Group Inc. formed a task force (“K-IRFS TFT”) to prepare for the adoption of K-IFRS and is currently in the transition process that consists of three phases as follows: Phase I (adoption assessment stage), Phase II (policy setting, system design and development stage) and Phase III (implementation stage).
B. K-IFRS adoption plan and work force
1)	K-IFRS adoption plan

Phase	Period	Procedures
Phase I (“Adoption assessment stage”)	June 2007 ~ February 2008	■ Analyzing GAAP differences
— Analyzing K-IFRS

— Analyzing GAAP differences between K-IFRS and Statements of Korea Accounting Standards (“SKAS”)
■ Analyzing the impacts
— Analyzing the financial impacts

— Analyzing the impacts of specific accounts, disclosure and IT
■ Detailed planning for Phase II
■ Research and benchmarking on success cases, others
Phase II (“Policy setting, system design and development stage”)	March 2008 ~ December 2009	■ Framing accounting policies
■ Framing specific accounting methodology
■ Set-up united account structure “Chart of Accounts”
■ Build Infrastructures for K-IFRS adoption
— Establish accounting policies, accounting guidelines and accounting manuals

— Restructuring of financial reporting system
■ Developing K-IFRS system (define system requirement, analysis, designing, developing, others)
■ Knowledge transfer and technical trainings, others
Phase III (“Implement action stage”)	January 2010	■ Preparing financial data in accordance with K-IFRS — Preparing financial data as of January 1, 2010 — Preparing quarterly financial and disclosure data for 2010
2)	Work force
In June 2007, KB Financial Group Inc. assembled an IFRS task force which consists of accounting specialists, accounting-consulting firms and others in order to effectively and efficiently adopt K-IFRS. The team is divided into specialized areas such as closing, disclosure, allowance for loan losses, revenue recognition, investments, derivative instruments, fair valuation, overseas branches, SPC, and others — based on its significance and efficiency of project management. In addition, an IT IFRS team consisting of IT
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
specialist in each area, was organized for K-IFRS IT systems development.
KB Financial Group Inc. has reported the progress of the K-IFRS adoption and significant issues to the audit committee, the Board of Directors, and others.
C. Status of each phase
1)	Phase I (“Adoption assessment stage”)
Between June 2007 and February 2008, KB Financial Group Inc. assessed the potential impacts of K-IFRS adoption and planned detailed procedures.
a. Analyzing GAAP differences and the financial impacts
KB Financial Group Inc. performed the detailed analysis of the requirements under K-IFRS and identified GAAP differences between SKAS (current accounting standards) and K-IFRS in order to analyze the impacts on the financial information, business operations, financial reporting system, and financial performance indicators, and others. Consequently, KB Financial Group Inc. identified the impacts on financial information, major accounts, disclosures and IT.
b. Research on success case and benchmarking
Due to the distinctiveness of KB Financial Group Inc., research and benchmarking of the success cases of preceding IFRS adopters among European financial institutions was performed, where necessary, in order to form possible alternatives.
2)	Phase II (“policy setting, system design and development stage ”)
KB Financial Group Inc. started the Phase II in March 2008, and completed it by the end of 2009. The purpose of the phase is to frame accounting policies, structure infrastructures and develop the system.
a. Accounting policy setting
Considering the K-IFRS requirements and KB Financial Group Inc.’s status, KB Financial Group Inc. selected the accounting policies that are deemed to better represent KB Financial Group Inc.’s substance after detailed analysis of accounting treatment options and has outlined specific accounting methodology.
b. Set-up of a united account structure “Chart of Accounts”
To produce timely and proper financial data on a consolidated basis in accordance with K-IFRS, KB Financial Group Inc. has set up a united account structure.
c. Building Infrastructures for K-IFRS adoption
For timely and proper financial reporting, KB Financial Group Inc. analyzed and restructured the current financial report process by reflecting expected financial impacts discovered. Consequently, KB Financial Group Inc. revised the accounting policies, guidelines and manuals during the course of restructuring financial report process.
See Report of Independent Auditors

KB Financial Group Inc.
Notes to Non-Consolidated Financial Statements
December 31, 2009 and 2008
d. Building infrastructure for IFRS IT system
KB Financial Group Inc. completed the design and development of K-IFRS IT system. Accordingly, the system will allow the Company to implement accounting policies set by K-IFRS. The system was tested for the eligibility.
e. IFRS assessment Training
KB Financial Group Inc. provided education necessary for the adoption of K-IFRS to its management and employees, and provided additional focus training to each management level, unit level, and IFRS in-charge level to enhance their ability and capacity for the implementation of K-IFRS.
D. Plan going forward
KB Financial Group Inc. will prepare its first financial statements in accordance with K-IFRS starting January 1, 2010, and will also perform quarterly closing using the developed system thereafter.
E. Significant GAAP differences between K-IFRS and SKAS
KB Financial Group Inc. is expected to face significant GAAP differences between K-IFRS and SKAS (current accounting standards) upon preparing its financial statements in accordance with K-IFRS are, but not limited to, as follows: scope of consolidation, allowance for loan losses, revenue recognition, derecognition of financial instruments, measurement of financial instruments and employee benefits.
See Report of Independent Auditors

Report of Independent Accountants’
Review of Internal Accounting Control System
To the President of
KB Financial Group Inc.
We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of KB Financial Group Inc. (the “Company”) as of December 31, 2009. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2009, the Company’s IACS has been designed and is operating effectively as of December 31, 2009, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”
Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.
A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.
Our review is based on the Company’s IACS as of December 31, 2009, and we did not review management’s assessment of its IACS subsequent to December 31, 2009. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.
Samil PricewaterhouseCoopers
March 10, 2010

Report on the Operations of the Internal Accounting Control System
To the Board of Directors and Auditor (Audit Committee) of
KB Financial Group Inc.
I, as the Internal Accounting Control Officer (“IACO”) of KB Financial Group Inc. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2009.
The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.
Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2009, in all material respects, in accordance with the IACS standards.
February 22, 2010
Shin Kap, Internal Accounting Control Officer
Kang Chung-Won , Chief Executive Officer